North Texas Energy, Inc.

United States	March 27, 2013
Securities & Exchange Commission
Washington, D.C. 20549

Re:	North Texas Energy, Inc. (the “Company) - Form S-1 Registration Statement – Acceleration Request
File No.: 333-178251

Mr.  Dougherty:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of Amendment Number 8 of the above-referenced Registration Statement (filed pursuant to Form S-1) to March 29, 2013 or earlier if possible.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge the following on behalf of the Company:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572